SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CINEDIGM DIGITAL CINEMA CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172407108

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172407108

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,287,578
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,287,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,287,578
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated February 10, 2012, as amended by Amendment No. 1 to Schedule 13D dated as of April 23, 2012 and Amendment No. 2 to Schedule 13D dated as of October 21, 2013 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction is hereby amended by adding the following to the end of Item 4 of the Schedule 13D:

The transactions contemplated pursuant to the Securities Purchase Agreement and the Common Stock Purchase Agreement (the “Reporting Person Transactions”), described in further detail in the Reporting Person’s Amendment No. 2 to 13D filed on October 21, 2013, closed on October 21, 2013.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 5,312,578 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock through exercise of the Warrants (which are exercisable within sixty days), in each case owned by the Reporting Person. Based on the Issuer’s Prospectus Supplement dated October 18, 2013 (the “Prospectus Supplement”), 53,084,898 shares of Common Stock were outstanding prior to the transactions described in the following sentence. In addition, the Reporting Person understands that, since the date of the Prospectus Supplement, the Company has issued an additional:

•	9,089,990 shares of Common Stock to the public pursuant to the Prospectus Supplement;

•	666,978 shares of Common Stock pursuant to the Acquisition (as defined in the Prospectus Supplement); and

•	1,398,601 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock to the Reporting Person pursuant to the Reporting Person Transactions.

Thus, the Reporting Person believes there are 65,215,467 shares of Common Stock outstanding, including 975,000 shares of Common Stock which may be issued through exercise of the Warrants owned by the Reporting Person. Therefore, the 6,287,578 shares of Common Stock (including the 975,000 shares of Common Stock exercisable pursuant to the Warrant) beneficially owned by the Reporting Person and reported on this Schedule 13D represents approximately 9.6% of the Company’s outstanding shares (as calculated in accordance with Rule 13d-3(d)(1)(i) of the Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended).

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) Other than the consummation of the Reporting Person Transactions, during the past 60 days, the Reporting Person did not effect any transactions in securities of the Company.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer is hereby amended and restated in its entirety as follows:

Please see Item 4 for a description of the Securities Purchase Agreement and the Common Stock Purchase Agreement, each dated October 17, 2013 between the Reporting Person and the Company.

Item 7. Material to Be Filed as Exhibits is hereby amended and restated in its entirety as follows

A copy of the October 17, 2013 Securities Purchase Agreement (which includes, as exhibits, the form of Note and form of Warrant) between the Issuer and the Reporting Person, and the October 17, 2013 Common Stock Purchase Agreement between the Issuer and the Reporting Person, each described in Item 4 above is attached hereto as Exhibit A and Exhibit B, respectively, to this Amendment No. 3 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 23, 2013

	By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez